Exhibit (a)(46)

UPDATE ON PROPOSED VOLUNTARY TENDER OFFER OF CASCAL N.V.

On June 7, 2010, a shareholder of Cascal commenced litigation against Sembcorp in the United States District Court for the Southern District of New York, alleging that Sembcorp failed to disclose material information in its tender offer materials in violation of Section 14(e) of the Securities Exchange Act of 1934. The shareholder seeks to act on behalf of all other persons who held Cascal’s shares on May 21, 2010, the date the tender offer was launched. Sembcorp believes the allegations of the complaint are without merit, legally or factually.